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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Precision Steel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Belmont Capital Group Limited

Suite C, 20/F Neich Tower, 128 Gloucester Road

Wan Chai, Hong Kong, SAR of the People’s Republic of China
__________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16941J 10 6
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Belmont Capital Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, Special Administrative Region of the People’s Republic of China
Number of	7.	2,793,120 (See Note 1)	Sole Voting Power
Shares Beneficially	8.	0	Shared Voting Power
Owned by Each	9.	2,793,120 (See Note 1)	Sole Dispositive Power
Reporting Person With	10.	0	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,793,120 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 7.5% (See Note 2)
14.	Type of Reporting Person (See Instructions): CO

Note 1: The Reporting Person beneficially owns 1,809,757 outstanding shares of the Issuer’s common stock (the “Common Stock”) and the right to acquire 983,363 shares of Common Stock through the exercise of warrants.
Note 2: This percentage represents the percentage of outstanding shares of Common Stock beneficially held by the Reporting Person, inclusive of that number of shares of Common Stock which the Reporting Person has the right to acquire through the exercise of warrants in both the number of shares of Common Stock beneficially held by the Reporting Person and in the number of total shares of Common Stock outstanding. This percentage assumes that other than the shares of Common Stock underlying the warrants beneficially held by the Reporting Person, there are 37,378,143 shares of Common Stock outstanding, as evident in the Issuer’s Registration Statement on Form S-3, dated as of June 1, 2007.

CUSIP No. 16941J 10 6

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Commission on March 5, 2007 by Belmont Capital Group Limited, a British Virgin Islands corporation, with respect to the common stock, par value $.001 per share, of China Precision Steel, Inc., a Colorado corporation (the “Issuer”). The address of the Issuer’s principal executive office is: 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong, People's Republic of China.

ITEM 5. Interest in Securities of the Issuer

a.
As of the date of this Statement, the Reporting Person beneficially owns 2,793,120 shares or 7.5% of the Issuer’s outstanding common stock, par value $0.001 per share. This percentage assumes that there are 37,378,143 shares of Common Stock outstanding, as disclosed in the Issuer’s Registration Statement on Form S-3, dated as of June 1, 2007. The 2,793,120 shares beneficially owned by the Reporting Person includes the right to acquire 983,363 shares of Common Stock through the exercise of warrants.

b.	The Reporting Person has the sole power to vote or direct the vote and dispose of or direct the disposition of the 2,793,120 shares of the Issuer’s outstanding Common Stock.

c.	On July 5, 2007, the Reporting Person sold 14,000 shares of Common Stock in brokered transactions in the open market at a price of $4.06 per share. On July 6, 2007, the Reporting Person sold an additional 2,192 shares of Common Stock in brokered transactions in the open market at a price of $4.11 per share. On July 9, 2007, the Reporting Person sold 6,000 shares of Common Stock in brokered transactions in the open market at a price of $4.32 per share.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

e.	Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

BELMONT CAPITAL GROUP LIMITED

/s/ Hung Wan
By: Hung Wan Its: Principal and Managing Director